

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   March 3, 2011

Ms. Irina Cudina
President and Chief Executive Officer
Farmacia Corporation
204/2 Alba Yulie Street, Suite 68
Kishineu, MD 2001, Moldova

> **Re: Farmacia Corporation**
> **Registration Statement on Form S-1**
> **Amendment no. 5 filed February 23, 2011**
> **File No. 333-163815**

Dear Ms. Cudina:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note your response to comment 3 and reissue the comment. Please revise the prospectus to identify the agent or trustee who will hold the proceeds until you have sold the minimum number of shares. Please consider including this information in the section entitled "Plan of Distribution."

Selected Financial Data, page 6

2. The Balance Sheet data appears to be incorrectly dated as October 31, 2009. Please revise the heading of this data to be October 31, 2010.

3. Your disclosure of the date of inception for income statement data is inconsistent with the date of inception disclosed in the audited financial statements. Please revise to eliminate all inconsistencies.

Dilution of the Price You Pay for Your Shares

4. Please revise your disclosure to describe the net tangible book value and related per share amounts based on various offering proceeds as pro forma.

If 100% of the shares are sold: page 12

5. Please explain to us how you determined the pro forma net tangible book value amounts. Based on your disclosure of the historical net tangible book value and offering proceeds from selling all 5 million shares it appears the pro forma net tangible book value amount would be less than $193,255. This comment also applies to your disclosure of pro forma net tangible book value amounts based on if 30% of the shares are sold and if the minimum number of shares is sold.

Management's Discussion and Analysis of Financial Condition or Plan of Operation

Results of Operations

From Inception on October 26, 2009 to October 31, 2010, page 20

6. Your disclosure of total consulting fees here is inconsistent with the amount disclosed in the risk factor section on page 7. Please revise your disclosure to eliminate all inconsistencies.

Plan of Distribution; Terms of the Offering, page 15

7. We note your response to comment 22. Please revise the discussion on page 16 to include the information in your response.

Procedures for Subscribing, page 17

8. As discussed in comment 1, please expand the discussion to identify the trustee and the procedures for a prospective investor's payment to the trustee.

9. We note your response to comment 26 and reissue the comment in part. Please revise the subscription agreement to include a discussion concerning the circumstances under which the funds will be returned to subscribers. Please file the revised subscription agreement as an exhibit.

Plan of Operation, page 20

10. We note your response to comment 29 and reissue the comment. As previously requested, please expand the business section to describe the process and requirements for obtaining a business license.

Business, page 20

11. We note your response to comment 33 and reissue the comment. As previously requested, you have not provided information relative to your intended use of US banks and credit card issuers, your rationale for the use of these institutions, and any material currency or other risks you may face as a result of such usage. In addition, you have not explained the importance of internet and telephone banking for your current and proposed business activities and you have not clarified why it is easier for you to use the bank services of a US bank instead of a local financial institution.

Target Market, page 21

12. We note your response to comment 35 and reissue the comment in part. As previously requested, please revise the discussion to explain what you mean by the term "electronically controlled."

Regulatory Requirements, page 22

13. We note your response to comment 37 and reissue the comment. As previously requested, please expand the discussion to indicate the approximate number of pharmacies in Kishineu that are accredited, the benefits of obtaining accreditation, and state whether you intend to obtain such accreditation. If you intend to obtain accreditation, please briefly describe the process, requirements and anticipated cost.

14. We note your response to comment 38 and reissue the comment. As previously requested, please revise the prospectus to clarify, if true, that you believe you will be able to meet all regulatory requirements. Additionally, disclose here and throughout your prospectus that you do not intend to return proceeds from the offering if you are not able to satisfy all applicable regulatory requirements.

15. We note your response to comment 39 and reissue the comment. In this regard, we note that when we previously asked you to describe the benefit of using your services, your response was your convenient location, although you have not selected a location.

Executive Compensation, page 24

16. Please revise the disclosure to include information for fiscal year 2010 in addition to providing information for fiscal year 2009.

Financial Statements

Report of Independent Registered Public Accounting Firm

17. It appears that the first paragraph of the report of M&K CPAS, PLLC does not appear to accurately and clearly describe the financial statements that were audited. For example, based on the report it appears that only the cumulative data for the statement of operations, changes in stockholders' deficit and cash flows was audited. Please have your independent auditors revise the first paragraph to more clearly describe the financial statements that were audited.

Exhibit 99.1

18. We note Item 1.0 refers to the check in payment for the shares as being attached to the subscription agreement. A prospective investor is then instructed to send the check to the Mir Huculak Law Office. Please revise the clause to clarify whether the check and subscription agreement should be sent to the law office. In the alternative, if the check and subscription agreement are both sent to the law office, please explain how the company will determine whether to accept or reject a purchase agreement.

19. We note Items 2.0 and 2.1(b) contain a representation from a prospective investor that "no person has made to the Purchaser any written or oral representations: …(b) that any person will refund the purchase price of the Shares; …." Please revise the clause so it is consistent with the representations in the prospectus relative to return of investors' funds.

20. We note the discussion in Item 4.0 which states "The Company will confirm whether or not the Agreement is acceptable, whereupon the Company will deliver to the Purchaser a signed copy of the Agreement, and within one month shall deliver a certificate representing the Shares, registered in the name of the Purchaser." Please reconcile this statement with:
    - The discussion in the prospectus under the heading "Right to Reject Subscriptions" which states subscriptions "will be accepted or rejected within 48 hours after we receive them"; and
    - The fact the offering may remain open for 270 days and funds will be returned to investors if the minimum offering amount is not sold.

General

21.   In the event of a delay, please update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard O. Weed, Esq.
        Weed & Co., LLP
        4695 MacArthur Court, Suite 1430
        Newport Beach, California 92660

        Business Filings Incorporated
        Agent for Service
        6100 Neil Road, Suite 500
        Reno, Nevada 89511